UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 1
to
FORM 8-A/A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934
BRF — Brasil Foods S.A.
(formerly named Perdigão S.A.)
(Exact name of registrant as specified in its charter)

FEDERATIVE REPUBLIC OF BRAZIL (State of incorporation or organization)	NOT APPLICABLE (I.R.S. Employer Identification No.)
760, Avenida Escola Politécnica, Jaguaré 05350-901, São Paulo — SP, Brazil

(Address of principal executive offices)	(Zip Code)
Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered

Common shares, without par value	The New York Stock Exchange*

American Depositary Shares (as evidenced by American Depositary Receipts), each representing two shares of common stock	The New York Stock Exchange

*	Not for trading purposes, but only in connection with the registration on The New York Stock Exchange of American Depositary Shares representing those common shares.
If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☑
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐
Securities Act registration statement file number to which this form relates: 001-15148 (if applicable)
Securities to be registered pursuant to Section 12(g) of the Act: Not Applicable

EXPLANATORY NOTE
     This Amendment No. 1 to the Registration Statement on Form 8-A of BRF - Brasil Foods S.A. (formerly named Perdigão S.A.) amends the original Registration Statement on Form 8-A filed by Perdigão S.A. on March 27, 2006 (SEC File No. 001-15148). This Amendment No. 1 supersedes in all respects the separate Registration Statement on Form 8-A of BRF - Brasil Foods S.A. filed on July 9, 2009, which separate Registration Statement was intended to be an amendment to such original Registration Statement and, accordingly, as a result of this Amendment No. 1 should no longer be given any effect.

ITEM 1. DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED
Set forth below is a summary of the material terms of provisions of our common shares, including related provisions of our bylaws, Brazilian Corporation Law and the rules and regulations of the Brazilian Securities Commission (Comissão de Valores Mobiliários), or “CVM,” regarding management, reporting and disclosure requirements, and other corporate matters.
This description does not purport to be complete and is qualified by reference to our bylaws, Brazilian Corporation Law, the rules and regulations of CVM and the rules of the Novo Mercado (New Market) of the São Paulo Stock Exchange.
Unless otherwise indicated or the context otherwise requires, all references in this description to “we”, “our”, “ours”, “us”, the “Company” or similar terms refer to BRF - Brasil Foods S.A. (formerly named Perdigão S.A.) and its consolidated subsidiaries.
General
     We are currently a publicly held corporation (sociedade por ações de capital aberto) incorporated under the laws of Brazil. Our headquarters currently have moved to, as of July 8, 2009, the City of Itajaí, State of Santa Catarina. We are in the process of transferring our registration from the Junta Comercial of the State of São Paulo to the Junta Comercial of the State of Santa Catarina. We are registered with the CVM under No. 01629-2.
     We increased our share capital in April 2005 through the incorporation of certain reserves, without the issue of new shares, from R$490,000,000.00 to R$800,000,000.00.
     At a meeting held on February 17, 2006, our board of directors approved convening an annual meeting of our shareholders, that took place on March 8, 2006 to authorize, among other things, the following matters: (i) a share reclassification, under which our previously issued and outstanding preferred shares were converted on a one-for-one basis into common shares; (ii) a related three-for-one share split of our share capital; (iii) our adherence to the Novo Mercado rules and the transfer of trading of the shares issued by our company to the Novo Mercado; and (iv) changes to our by-laws. There was also a special meeting of holders of our preferred shares on March 8, 2006 that approved the conversion of our preferred shares into common shares. As a result of the above authorizations, we entered into a Novo Mercado listing agreement with the São Paulo Stock Exchange. Through this agreement, which became effective on April 12, 2006, we were obligated to adhere to stricter requirements relating to corporate governance and the disclosure of information to the market. Additionally, as of this date, our common shares commenced trading on the Novo Mercado segment of the São Paulo Stock Exchange. As a result of the share reclassification and related share split, our share capital was R$800,000,000.00, fully subscribed and divided into 133,957,152 common shares.
     We increased our share capital on October 26, 2006 from R$800,000,000.00 to R$1,600,000,000.00, through the issuance of new 32,000,000 common shares for the price of R$25.00 per common share. At December 31, 2006, our share capital was represented by 165,957,152 common shares (of which 165,526,667 were outstanding common shares and 430,485 were common shares held in treasury), without par value.
     At the end of 2007, Perdigão successfully concluded a primary offering with the issue of 20 million new shares at a price of R$45.00 per share. Ratification and paying-in of funds of R$900.0 million took place on December 18 2007, priority being given to the settlement of the cash portion of the Eleva Alimentos S.A. acquisition. On January 14 2008, as a result of demand for the offering, the over-allotment option was partially exercised an additional issuance of 744,200 shares, at the same price in the amount of R$33.5 million, the capital stock increasing to R$2.5 billion, represented by 186,701,352 common book-entry shares.
     On February 21, 2008, the Board approved the incorporation of 54% of the shares held by the shareholders of Eleva Alimentos in Perdigão S.A., in accordance with the exchange ratio of 1.74308855 shares of Eleva for 1 share of our company, upon issuance of 20.2 million shares. As a result, our outstanding share capital was increased to R$3,445,042,795.00, represented by 206,958,103 common shares, without par value (of which 430,485 are common shares held in treasury).
     On July 8, 2009, we increased our share capital from R$3,445,042,795.00 to R$4,927,933,697.75, represented by 244,595,660, through the issuance of 37,637,557 common shares for a R$39,40 price per share, all of which were subscribed by means of an exchange for 226,395,405 shares issued by HFF Participações S.A..

     According to our by-laws, our authorized share capital is 500,000,000 common shares, which may be increased up to that number without an amendment to our by-laws, upon approval by our board of directors, which will set the terms of the issuance, including the price and the period for payment. Any increase exceeding the authorized capital must be approved at an annual meeting of our shareholders. Under the Novo Mercado listing agreement we entered into with the São Paulo Stock Exchange, we may not issue preferred shares or shares with restricted voting rights. Accordingly, this section does not discuss the Brazilian statutory rights conferred upon holders of preferred shares.
Rights of Common Shares
     At our shareholders’ meetings, each share of common stock is generally entitled to one vote. Pursuant to our by-laws and to the Novo Mercado listing agreement, we may not issue shares without voting rights or with restricted voting rights. In addition, our by-laws and the Brazilian Corporation Law provide that holders of our shares are entitled to dividends or other distributions made in respect of our shares ratably in accordance with their respective participation in the total amount of our issued and outstanding shares. See “—Payment of Dividends and Interest on Shareholders’ Equity” for a more complete description of the payment of dividends and other distributions on our shares. In addition, upon our liquidation, holders of our shares are entitled to share our remaining assets, after payment of all of our liabilities, ratably in accordance with their respective participation in the total amount of our issued and outstanding shares. Moreover, in the event of liquidation of our company, common shareholders are entitled to receive reimbursements of equity in an amount proportionate to their participation, after payment of all of our obligations. Common shareholders have, except in certain circumstances listed in the Law of Publicly Held Companies (Lei de Sociedades por Ações) and in our by-laws, the right to participate in our company’s future capital improvements, in proportion to shareholders’ equity, and also the right to dispose of shares in a public tender offer in the case of an acquisition of shares equal to or in excess of 20% of our total shares, in compliance with the terms and conditions provided in Article 37 of our by-laws.
     According to the Brazilian Corporation Law, neither our by-laws nor actions taken at a shareholders’ meeting may deprive a shareholder of the following rights:
•	the right to participate in the distribution of profits;

•	the right to participate equally and ratably in any remaining residual assets in the event of our liquidation;

•	preemptive rights in the event of issuance of shares, convertible debentures or warrants, except in certain specific circumstances under Brazilian law described under “—Preemptive Rights”;

•	the right to monitor our management in accordance with the provisions of the Brazilian Corporation Law; and

•	the right to withdraw from our company in the cases specified in the Brazilian Corporation Law, which are described under “—Withdrawal Rights.”
Meeting of Shareholders
     Under the Brazilian Corporation Law, our shareholders are generally empowered at our shareholders’ meetings to take any action relating to our corporate purposes and to pass resolutions that they deem necessary to our interests and development at duly called and convened general meetings. Shareholders at our annual shareholders’ meeting, which is required to be held within 120 days of the end of our fiscal year, have the exclusive right to approve our audited financial statements and to determine the allocation of our net profits and the distribution of dividends with respect to the fiscal year ended immediately prior to the relevant shareholders’ meeting. The election of our directors typically takes place at the annual shareholders’ meeting, although under Brazilian law it may also occur at an extraordinary shareholders’ meeting. Members of the fiscal council (conselho fiscal), if the requisite number of shareholders requests its establishment, may be elected at any shareholders’ meeting.

     An extraordinary shareholders’ meeting may be held concurrently with the annual shareholders’ meeting and at other times during the year. Under our by-laws and the Brazilian Corporation Law, the following actions, among others, may be taken only at a shareholders’ meeting:
•	amendment of our by-laws;

•	election and dismissal, at any time, of the members of our board of directors and fiscal council and approval of their aggregate compensation;

•	approval of management accounts and our audited financial statements;

•	granting stock awards and approval of stock splits or reverse stock splits;

•	approval of stock option plans for our management and employees, as well as stock option plans for companies directly or indirectly controlled by us;

•	authorization of the issuance of convertible debentures and/or secured debentures;

•	suspension of the rights of a shareholder;

•	approval, in accordance with the proposal submitted by our board of directors, of the distribution of our profits and payment of dividends, as well as the establishment of any reserve other than the legal reserve;

•	acceptance or rejection of the valuation of in-kind contributions offered by a shareholder in consideration for issuance of shares of our share capital;

•	approval of our transformation, merger, consolidation, spin-off;

•	approval of any dissolution or liquidation, and the appointment and dismissal of a liquidator, as well as the members of our fiscal council, which shall be installed in the event of our liquidation if it does not already exist at the time;

•	authorization to delist from the Novo Mercado and to become a private company, as well as to retain a specialized firm to prepare a valuation report with respect to the value of our shares in such circumstances; and

•	authorization to petition for bankruptcy or file a request for judicial or extra-judicial restructuring.
Quorum
     As a general rule, the Brazilian Corporation Law provides that the quorum for our shareholders’ meetings consists of shareholders representing at least 25% of our issued and outstanding shares on the first call and, if that quorum is not reached, any percentage on the second call. If the shareholders are convened to amend our by-laws, a quorum at a shareholders’ meeting consists of shareholders representing at least two-thirds of our issued and outstanding share capital entitled to vote on the first call and any percentage on the second call. In most cases, the affirmative vote of shareholders representing at least the majority of our issued and outstanding shares present in person or represented by proxy at a shareholders’ meeting is required to ratify any proposed action, and blank votes are not counted as shares present in person or represented by proxy. However, the affirmative vote of shareholders representing not less than one-half of our issued and outstanding shares is required to, among other measures:
•	reduce the percentage of mandatory dividends;

•	change our corporate purpose;

•	consolidate with or merge our company into another company;

•	spin off assets of our company;

•	approve our participation in a centralized group of companies;

•	apply for cancellation of any voluntary liquidation;

•	approve our dissolution; and

•	approve the merger of all of our shares into another Brazilian company.
     A quorum smaller than the quorum established by the Brazilian Corporation Law may be authorized by the CVM for a public company with widely traded and held shares that has had at least half of the holders of its voting shares in attendance at its last three shareholders’ meetings.
     Elimination of or amendment to limit shareholders’ rights under Article 37 of our by-laws, which requires any shareholder who becomes the holder of 20% or more of our total capital stock to effect a public tender offer for all of our outstanding stock, is permitted only when approved by the majority of shareholders present at the shareholders’ meeting. The shareholders who approve such elimination or amendment must launch a public tender offer in accordance with the rules established by Article 37 of our by-laws.
Notice of Shareholders’ Meetings
     Under the Brazilian Corporation Law, notice of each of our shareholders’ meetings must be published at least three times in the Diário Oficial do Estado de Santa Catarina the official newspaper of the State of Santa Catarina and in another widely circulated newspaper in the same state, which is currently a newspaper specializing in business matters called Valor Econômico. Such notice must contain the agenda for the meeting and, in the case of an amendment to our by-laws, a summary of the proposed amendment. The first notice must be published at least 15 days before the date of the meeting on the first call, and no later than eight days before the date of the meeting on second call. However, pursuant to our by-laws, the shareholders’ meeting to approve our delisting from the Novo Mercado or a going private transaction must be called not less than 30 days prior to the meeting. In certain other circumstances, the CVM may require that the first notice be published not later than 30 days prior to the meeting. In addition, upon request of any shareholder, the CVM may suspend for up to 15 days the required prior notice of an extraordinary shareholders’ meeting so that the CVM can become familiar with and analyze the proposals to be submitted at the meeting and, if applicable, inform the company, up to the end of the suspension period, the reasons why it believes that a proposed resolution violates legal or regulatory provisions.
Location of Shareholders’ Meetings
     Our shareholders’ meetings take place at our head offices in the City of Itajaí, State of Santa Catarina. The Brazilian Corporation Law allows our shareholders to hold meetings in another location in the event of force majeure, provided that the meetings are held in the City of Itajaí and the relevant notice includes a clear indication of the place where the meeting will occur.
Calling of Shareholders’ Meetings
     Our board of directors may call shareholders’ meetings. Shareholders’ meetings also may be called by:
•	any shareholder, if our board of directors fails to call a shareholders’ meeting within 60 days after the date it is required to do so under applicable law and our by-laws;

•	shareholders holding at least 5% of our shares, if our board of directors fails to call a meeting within eight days after receipt of a request to call the meeting by those shareholders indicating the reasons for calling such a meeting and the proposed agenda;

•	shareholders holding at least 5% of our shares if our board of directors fails to call a meeting within eight days after receipt of a request to call a meeting to approve the creation of a fiscal council;

•	our fiscal council, if the board of directors fails to call an annual shareholders’ meeting within one month after the date it is required to do so under applicable law and our by-laws. The fiscal council may also call an extraordinary general shareholders’ meeting if it believes that there are important or urgent matters to be addressed; and

•	the chairman of our board of directors, within two days of a determination by the São Paulo Stock Exchange that the prices of our common shares must be quoted separately from other Novo Mercado securities or following the suspension of trading of our shares on the Novo Mercado, in each case, due to our non-compliance with the Novo Mercado regulations. All members of our board of directors must be replaced at such shareholders’ meeting. If the chairman of the board of directors fails to call such shareholders’ meeting within the prescribed time limit, any shareholder of our company may do so.
Conditions of Admission
     Our shareholders may be represented at a shareholders’ meeting by a proxy appointed less than a year before the meeting, which proxy must be either a shareholder, a corporate officer, a lawyer or, in the case of a publicly traded company, such as our company, a financial institution. An investment fund shareholder must be represented by its investment fund officer or a proxy.
     Pursuant to our by-laws, shareholders attending a shareholders’ meeting must deliver, at least five days prior to the shareholders’ meeting, proof of their status as shareholders and proof that they hold the shares they intend to vote by delivery of proper identification and, if necessary, a receipt issued by the custodian agent, a power of attorney (if the shareholder is represented by a third party) and/or an extract evidencing the holding of registered shares.
     Shareholders who do not submit proof of their status as shareholders or who cannot provide the power of attorney (if the shareholder is represented by a third party) within at least five days prior to the shareholders’ meeting may be prevented from attending a shareholders’ meeting, to the extent there is no legal restriction of this provision of our by-laws. Any disputes relating to this provision of our by-laws may be submitted to arbitration conducted in accordance with the Novo Mercado rules.
Board of Directors
     Under our by-laws, our board of directors consists of up to eleven members, with two co-chairmen, and an equal number of alternates. The members of our board of directors are elected at the annual shareholders’ meeting for a period of two years and may be reelected. The Brazilian Corporation Law requires each director to hold at least one of our shares. At least 20% of the directors must be independent (as defined in the Novo Mercado regulations). There is no mandatory retirement age for our directors.
     Under the Novo Mercado rules, the members of our board of directors must, prior to taking office, sign a compliance statement subscribing to the Novo Mercado rules and Arbitration Regulations of the Arbitration Chamber of the São Paulo Stock Exchange.
     Pursuant to our by-laws, a shareholder who intends to nominate one or more members of our board of directors, other than the current members of the board of directors, must notify us in writing at least five days prior to the shareholders’ meeting at which the members of the board of directors will be elected, providing us with the name and resume of the candidate. In case we receive such a notification, we must disclose our receipt and the contents of such notification (1) immediately in electronic form to the CVM and the São Paulo Stock Exchange and (2) through a press release to our shareholders, within not less than three days after receipt of such notification, considering only the days the newspapers generally used by us are published.

     Shareholders who fail to provide notice of their intention of appointing members to our board of directors may be deprived from appointing these members at the shareholders’ meeting. We believe that this provision is valid and enforceable as it provides other shareholders with the opportunity to learn about the candidates and prepare themselves and, if they so desire, to attend and vote at the respective shareholders meeting. In case of any dispute arising from efforts to appoint members that were not previously notified under the terms required by our by-laws, such dispute may be submitted to arbitration in accordance with the rules of Novo Mercado.
     The Brazilian Corporation Law sets forth that a multiple vote system must be made available upon request of shareholders representing at least 10% of our voting share capital. The multiple vote system entitles each shareholder to as many votes as there are members of the board of directors for each share it holds. Further, shareholders have the right to allocate their votes to one candidate or several. Under CVM Instruction 282, the minimum percentage of voting capital required for the adoption of the multiple vote system by a publicly held company may be reduced based on its share capital, varying from 5% to 10%. In our case, considering the amount of our share capital, shareholders representing 5% of the voting capital may request the adoption of the multiple vote system to elect the members of our board of directors. If there is no request for the adoption of the multiple vote system, directors are elected by a majority of the shareholders of our issued and outstanding common shares present in person or represented by proxy at a shareholders’ meeting, except that any minority shareholders that, individually or collectively, hold at least 10% of the common shares have the right to select one director and his or her alternate. The members of our board of directors are elected at our annual shareholders’ meetings for two-year terms.
     Under our by-laws, if multiple voting is not requested, the members of our board of directors may decide, by a majority of the members present, to propose a complete list of candidates to replace vacancies. In the event multiple voting is requested, each candidate from the list proposed by the board of directors will be considered one candidate for the board of directors.
     Pursuant to our by-laws, if a shareholder requests the adoption of the multiple vote system, as provided by Section 141 of the Brazilian Corporation Law, we must disclose our receipt and the contents of such notification (1) immediately in electronic form to the CVM and the São Paulo Stock Exchange, and (2) through a press release to our shareholders, within not more than two days after receipt of such notification, considering only the days the newspapers generally used by us are published.
Fiscal Council
     Under the Brazilian Corporation Law, the fiscal council is an outside auditing body independent of the company’s management. Its main responsibility is to inspect the actions of the management and audit our financial statements, reporting its observations to the shareholders.
     We have a permanent fiscal council composed of three members and an equal number of alternates. Under the Novo Mercado rules, the members of the fiscal council must, prior to taking office, sign a compliance statement subscribing to the Novo Mercado Listing Regulations and Arbitration Regulations of the Arbitration Chamber.
     Members of the fiscal council may not be members of the board of directors, officers or an employee of a controlled company or a company from the same group, nor may they be the spouse or relative of any of our officers. The Brazilian Corporation Law also requires that members of the fiscal council receive remuneration, at a minimum, in the amount of 10% of the average remuneration paid to directors, excluding other benefits. At least one of the members of our fiscal council must have a background in accounting, auditing and finance, which qualifies him or her as a financial expert. According to our by-laws, a member of the fiscal council shall not act as a member of more than two other corporate bodies, such as the board of directors, fiscal council or audit committee.
Transactions in Which Directors and Officers Have a Conflict of Interest
     Our by-laws contain a specific provision limiting the right of a director to vote on a proposal, arrangement or contract in which the director has an interest that conflicts with our interests. In addition, the Brazilian Corporation Law prohibits a director or officer from:

•	performing any charitable act at our expense, except for such reasonable charitable acts for the benefit of employees or of the community in which we participate, upon approval by the board of directors or the executive officers;

•	by virtue of the director’s or officer’s position, receiving any type of direct or indirect personal advantage from third parties without authorization in our by-laws or from a shareholders’ meeting;

•	borrowing money or property from us or using our property, services or credits for the director’s or officer’s own benefit, for the benefit of a company in which the director or officer has an interest or of a third party, without the prior approval at a shareholders’ meeting or of our board of directors;

•	taking part in any corporate transaction in which the director or officer has an interest that conflicts with our interests, or in the decisions made by other directors or officers on the matter;

•	using, for its own benefit or for the benefit of third parties, commercial opportunities made known to it as a result of its participation in our management;

•	failing to exercise or protect our rights or, for the purposes of obtaining benefits for itself or third parties, failing to take advantage of business opportunities for us; and

•	purchasing, for resale, assets or rights known to be of interest to us or necessary for our activities.
Allocation of Net Income and Distribution of Dividends
Calculation of Distributable Amount
     At each annual shareholders’ meeting, our board of executive officers and our board of directors are required to recommend how to allocate our net profits, if any, from the preceding fiscal year. This allocation is subject to deliberation by our shareholders.
     The Brazilian Corporation Law defines “net profits” for any fiscal year as net profits after income and social contribution taxes for that fiscal year, net of any accumulated losses from prior fiscal years and any amounts allocated to employees’ and management’s participation in our net profits in such fiscal year. Our board of directors’ and board of executive officers’ participation in our net profits, when allocated, can be in an amount approved at the shareholders’ meeting up to 10% of our net profits in such fiscal year.
     Our by-laws provide that an amount equal to 25% of our net profits, if any, as reduced by amounts allocated to our legal reserves and contingency reserves, and increased by any reversals of our contingency reserves, if any, must be allocated for dividend distributions or payment of interest on shareholders’ equity in any particular year. This dividend is limited to the realized portion of our net profits, which amount is the minimum mandatory dividend. The calculation of our net profits, allocations to reserves and distributable amounts are determined on the basis of our unconsolidated financial statements prepared in accordance with the Brazilian Corporation Law.
Profit Reserve Accounts
     The financial statements of corporations incorporated under Brazilian law include two principal reserve accounts: profit reserves and capital reserves. Except for the legal reserve, allocations to any reserve are subject to the approval of our shareholders at our annual shareholders’ meetings.
Profit Reserves
     Under the Brazilian Corporation Law, our profit reserves account is comprised of the legal reserve, unrealized profits reserve, the tax incentive reserve contingency reserve, by-law reserves and retained earnings reserve. Allocations to each of these reserves (other than the legal reserve) are subject to approval by our shareholders at our annual shareholders’ meeting.

Legal Reserve
     Under the Brazilian Corporation Law and our by-laws, we are required to maintain a legal reserve to which we must allocate 5% of our net profits for each fiscal year until the aggregate amount in the reserve equals 20% of our share capital. However, we are not required to make any allocations to our legal reserve in a fiscal year in which the legal reserve, when added to our established capital reserves, exceeds 30% of our total capital. The amounts to be allocated to such reserve must be approved by our shareholders at a shareholders’ meeting and may only be used to increase our share capital or to absorb losses, but are not available for distribution. At March 31, 2009, we had a legal reserve of R$66.2 million.
Unrealized Profit Reserve
     Under the Brazilian Corporation Law, the amount by which the distributable amount exceeds realized net profits in a given fiscal year may be allocated to unrealized profits reserves. The Brazilian Corporation Law defines realized net profits as the amount by which our net profits exceed the sum of (1) the portion of our net income in transactions on recording of assets and liabilities by market value, if any, attributable to earnings and losses of our subsidiaries and affiliates accounted for using the equity method of accounting and (2) the profits, gains or returns that will be received by our company after the end of the next fiscal year. The profits allocated to the unrealized profits reserves must be added to the next mandatory minimum dividend distribution after those profits have been realized, if they have not been used to absorb losses in subsequent periods. At March 31, 2009, we did not have an unrealized profits reserve.
Contingency Reserve
     Under the Brazilian Corporation Law, a percentage of our net profits may be allocated to a contingency reserve for estimable losses that are considered probable in future years. Any amount so allocated in a prior year must either be reversed in the fiscal year in which the loss had been anticipated if the loss does not occur as projected or be offset in the event that the anticipated loss occurs. At March 31, 2009, we did not have a contingency reserve.
Tax Incentive Reserve
     Our shareholders in a shareholders’ meeting may, as proposed by management, allocate to the tax incentive reserve part of our net profits resulting from donations or governmental granting for investments, which may be excluded form the taxable basis of the mandatory dividend. Our by-laws currently do not provide for such reserve.
By-Law Reserves
     Under the Brazilian Corporation Law, any corporation may provide in its by-laws for additional reserves, provided that the maximum amount that may be allocated, the purpose and allocation criteria of the reserve are specified. Our by-laws provide for two additional reserves:
•	Reserves for increases in capital. 20% of our adjusted net profits for each fiscal year must be allocated to our reserves for increases in capital until the aggregate amount in such reserve equals 20% of our share capital. At March 31, 2009, we had reserves for increases in capital of R$160.3 million.

•	Expansion reserves. Under our by-laws, shareholders may decide at a meeting to retain a portion of net profits to allocate to an expansion reserve, up to a limit of 80% of our share capital. This reserve is intended to minimize the effects of a decrease in our working capital. At March 31, 2009, we had an expansion reserve of R$505.1 million.
Retained Earnings Reserves
     Under the Brazilian Corporation Law, our shareholders may decide at a general shareholders’ meeting to retain a portion of our net profits that is provided for in a capital expenditure budget. At March 31, 2009, we did not have a retained earnings reserve.
Capital Reserves
     Under the Brazilian Corporation Law, the capital reserve consists of the share premium from the issuance of shares, goodwill reserves from mergers, sales of founders’ shares, sales of subscription warrants, premium from the issuance of debentures, tax and fiscal incentives and gifts. Amounts allocated to our capital reserve are not taken into consideration for purposes of determining the mandatory minimum dividends. We are not allowed to issue founders’ shares. In addition, the remaining balance in the capital reserve may only be used to increase share capital, to absorb losses that surpass accumulated profits and the profit reserves or to redeem, reimburse or purchase shares. At March 31, 2009, we did not have a capital reserve.
Payment of Dividends and Interest on Shareholders’ Equity
     The by-laws of a Brazilian company must specify a minimum percentage of profit available for distribution, which must be paid to shareholders as mandatory dividends or as interest on shareholders’ equity. Consistent with the Brazilian Corporation Law, our by-laws provide that an amount equal to 25% of our net profits, adjusted as described in “—Allocation of Net Income and Distribution of Dividends” above, must be allocated for dividend distributions or payment of interest on shareholders’ equity in a particular year.
     While we are required under the Brazilian Corporation Law to pay a mandatory dividend each year, we may suspend the mandatory dividends if our administrative bodies report to our annual shareholders’ meeting that the distribution is incompatible with our financial condition. Our fiscal council, if in operation, must review any suspension of mandatory dividends recommended by our management. In such case, our management would be required to submit a report to the CVM setting forth the reasons for any suspension of dividends. Profits not distributed by virtue of such a suspension are allocated to a special reserve and, if not absorbed by any subsequent losses, are required to be distributed as dividends as soon as our financial condition permits their distribution.
     We are able to allocate mandatory dividends in the form of interest on shareholders’ equity, which is deductible when calculating our income tax and social contribution. We have done so in the past and expect to continue to do so in the foreseeable future.
Dividends
     We are required by the Brazilian Corporation Law and our by-laws to hold an annual shareholders’ meeting no later than the fourth month following the end of each fiscal year at which, among other things, the shareholders must vote to declare an annual dividend. The annual dividend is calculated based on our audited financial statements prepared for the immediately preceding fiscal year.
     Any holder of shares on the date the dividend is declared is entitled to receive the dividend. Under the Brazilian Corporation Law, dividends are generally required to be paid within 60 days of the declaration date, unless the shareholders’ resolution establishes another date of payment, which, in any case, must occur before the end of the fiscal year in which the dividend is declared.
     Our by-laws do not require that we index the amount of any dividend payment to inflation.
     Our board of directors may declare interim dividends or interest on shareholders’ equity based on realized profits reflected in semiannual financial statements. The board of directors may also declare dividends based on financial statements prepared for shorter periods, but they cannot exceed the amount of capital reserves. Any payment of interim dividends may be set off against the amount of mandatory dividends relating to the net profits earned in the year in which the interim dividends were paid.
Interest on Shareholders’ Equity
     Since January 1, 2006, Brazilian companies are permitted to pay interest on shareholders’ equity and treat those payments as a deductible expense for purposes of calculating Brazilian income tax and social contribution tax. The amount of the deduction is limited to the greater of: (1) 50% of our net profits (after deduction of social contribution and before payment of any interest or any deduction for income taxes) relating to the period to which the payment is made; and (2) 50% of our accumulated profits. The payment of interest on shareholders’ equity is an alternative to the payment of mandatory dividends. The rate applied in calculating interest on shareholders’ equity cannot exceed the TJLP rate for the applicable period. The amount distributed to our shareholders as interest on shareholders’ equity, net of any income tax, may be included as part of the mandatory dividends. In accordance with applicable law, we are required to pay to shareholders an amount sufficient to ensure that the net amount they receive in respect of interest on shareholders’ equity, after payment of any applicable withholding tax plus the amount of declared dividends, is at least equivalent to the mandatory dividend amount. For more information, see “Taxation—Brazilian Tax Considerations—Income Tax.”
     Any payment of interest on shareholders’ equity to holders of common shares or ADSs, whether or not they are Brazilian residents, is subject to Brazilian withholding tax at the rate of 15%, except that a 25% withholding tax rate applies if the recipient is a resident of a tax haven jurisdiction. A tax haven jurisdiction is a country (1) that does not impose income tax or whose income tax rate is lower than 20% or (2) that does not permit disclosure of the identity of shareholders of entities organized under its jurisdiction. Under our by-laws, we may include the amount distributed as interest on shareholders’ equity, net of any withholding tax, as part of the mandatory dividend amount.
     There are no restrictions on our ability to distribute dividends that have been lawfully declared under Brazilian law. However, as with other types of remittances from Brazil, the Brazilian government may impose temporary restrictions on remittances to foreign investors of the proceeds of their investments in Brazil, as it did for approximately nine months in 1989 and early 1990, and on the conversion of Brazilian currency into foreign currencies, which could hinder or prevent the depositary from converting dividends into U.S. dollars and remitting these U.S. dollars abroad.
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     Our shareholders have three years to claim dividend distributions made with respect to their shares, from the date that we distribute the dividends to our shareholders, after which any unclaimed dividend distributions legally revert to us. We are not required to adjust the amount of any distributions for inflation that occurs during the period from the date of declaration to the payment date.
Withdrawal Rights
     Shareholders who dissent from certain actions taken by our shareholders at a shareholders’ meeting have withdrawal rights. Under the Brazilian Corporation Law, a shareholder’s withdrawal rights may be exercised in the following circumstances, among others:
•	spin-off (as described below);

•	reduction in our mandatory dividends;

•	change in our corporate purpose;

•	consolidation with or merger into another company;

•	participation in a group of companies (as defined in the Brazilian Corporation Law); or

•	the acquisition by our company of the control of any company if the acquisition price exceeds the limits established in the second paragraph of Article 256 of the Brazilian Corporation Law.
     However, under the Brazilian Corporation Law, a spin-off will not trigger withdrawal rights unless, as a result:
•	there is a change in our corporate purpose, except to the extent that the principal business purpose of the entity to which the spun-off assets and liabilities were transferred is consistent with our business purpose;

•	there is a reduction in our mandatory dividend; or

•	we are made part of a centralized group of companies, as defined in the Brazilian Corporation Law.

     In cases where we:
•	merge into or consolidate with another company;

•	participate in a group of companies (as defined in the Brazilian Corporation Law);

•	participate in a merger of shares; or

•	acquire the control of any company if the acquisition price exceeds the limits established in the second paragraph of Article 256 of the Brazilian Corporation Law, our shareholders will not be given withdrawal rights if our shares (1) are “liquid,” which means that they are part of the São Paulo Stock Exchange Index or another traded stock exchange index, as defined by the CVM, and (2) are widely held, such that our controlling shareholders and their affiliates jointly hold less than 50% of the type or class of shares that are being withdrawn.
     The right to withdraw expires 30 days after publication of the minutes of the relevant shareholders’ meeting. We are entitled to reconsider any action giving rise to withdrawal rights for ten days after the expiration of this period if we determine that the redemption of shares of dissenting shareholders would jeopardize our financial stability.
     Any shareholder who exercises withdrawal rights is entitled to receive book value for its shares, based on our most recent audited balance sheet approved by our shareholders. However, if the resolution giving rise to the withdrawal rights is made more than 60 days after the date of our most recent balance sheet, a shareholder may request that its shares be valued in accordance with a new balance sheet dated no more than 60 days prior to the date of the resolution. In such case, we are obligated to pay 80% of the refund value of the shares based on the most recent balance sheet approved by our shareholders, and the remaining balance must be paid within 120 days after the date of the resolution at the shareholders’ meeting that gave rise to withdrawal rights based on the new balance sheet.
Redemption
     Under the Brazilian Corporation Law, we may redeem our shares by a decision taken in an extraordinary shareholders’ meeting by shareholders representing at least 50% of our share capital.
Preemptive Rights
     Except as described below, each of our shareholders has a general preemptive right to participate in any issuance of new shares, convertible debentures and warrants, in proportion to its shareholding at such time, but the conversion of debentures and warrants into shares, the granting of options to purchase shares and the issuance of shares as a result of the exercise of options are not subject to preemptive rights.
     A period of at least 30 days following the publication of notice of the issuance of shares, convertible debentures or warrants is allowed for the exercise of the preemptive right, and the right may be transferred or disposed of for value. Under the terms of Article 172 of the Brazilian Corporation Law and our by-laws, our board of directors may reduce or exclude preemptive rights or reduce the exercise period with respect to the issuance of new shares, debentures convertible into our shares and warrants up to the limit of our authorized stock capital if the distribution of those securities is effected through a stock exchange, through a public offering or through an exchange offer for shares in a public offering the purpose of which is to acquire control of another company. In accordance with the Brazilian Corporation Law and our by-laws, preemptive rights are not being extended to shareholders in connection with the global offering. However, a priority right is being extended exclusively to our shareholders resident of or domiciled in Brazil and to the shareholders of Sadia resident of or domiciled in Brazil in connection with this global offering in accordance with CVM Instruction No. 400 of December 29, 2003, as amended, subject to certain timeframes, terms and conditions.

Anti-Takeover Effects of Provisions in By-Laws
     Our by-laws contain provisions that have the effect of avoiding concentration of our shares in the hands of a small group of investors, in order to promote more widespread ownership of our shares. These provisions require each shareholder who becomes the holder of 20% or more of our total share capital to, within 30 days from the date of such acquisition, commence a public tender offer to buy all of our outstanding shares in accordance with the CVM and the São Paulo Stock Exchange regulations and our by-laws. These provisions are triggered by the acquisition of beneficial ownership as well as record ownership of our shares.
     These provisions are not applicable to shareholders who become holders of 20% or more of our shares as a result of (1) legal succession, provided that the shareholder sells any shares in excess of the 20% limit within 60 days of the event, (2) the merger of another company into us, (3) the merger of shares of another company by us and (4) the acquisition of 20% or more of our shares through a primary offering that has been approved at a shareholders’ meeting duly called by our board of directors, provided that the share issue price has been set based on the economic value of the shares, as determined by a valuation report prepared by a specialized and independent firm.
     Involuntary capital increases resulting from cancellation of treasury shares or capital reductions with cancellation of shares will not be considered in the calculation of the 20% of total shares issued by us.
     The public tender offer must be (1) directed to all our shareholders, (2) made through an auction to take place at the São Paulo Stock Exchange, (3) launched at a fixed price in accordance with the procedure set forth below and (4) paid upfront in Brazilian currency. The price per share in the public tender offer shall be equivalent to at least the greatest of: (a) the economic value of our company, determined pursuant to Article 37 of our by-laws; (b) 135% of the issue price of the shares issued in any capital increase through a public offering that takes place within the preceding 24-month period; and (c) 135% of the market price of our shares within the preceding 30-day period. In the event CVM regulations applicable to the public tender offer require the adoption of a share price calculation criterion that results in a higher share price, the price set in accordance with the CVM regulations will prevail.
     The realization of the public tender offer does not exclude the right of another of our shareholders or of our company to launch a competing public tender offer in accordance with applicable regulations.
     All shareholders who vote in favor of an amendment to the provisions of our by-laws that results in the limitation of this public tender offer obligation or the elimination of this mechanism are obligated to launch a public tender offer based on the existing rules.
Restriction on Certain Transactions by Controlling Shareholders, Directors and Officers
     We are subject to the rules of CVM Instruction 358, of January 3, 2002, relating to the trading of our securities. We, the members of our board of directors, executive officers and members of our fiscal council and members of any technical or advisory body, any current or future controlling shareholders, or whomever or whatever, by virtue of their or its title, duty or position with us, or with any such controlling shareholder, controlled company or affiliates, has knowledge of a material fact, and any other person who has knowledge of material information and knows it has not been disclosed to the market (including auditors, analysts, underwriters and advisers), are considered insiders and must abstain from trading our securities, including derivatives based on our securities, prior to the disclosure of such material information to the market.
     This restriction also applies:
•	to any of our former officers, directors or members of the fiscal council for a six-month period, if any such officer, director or member of the fiscal council left office prior to disclosure of material information that occurred while in office;

•	if we intend to merge or combine with another company, consolidate, spin off part or all of our assets or reorganize, until such information is disclosed to the market;

•	to us, if an agreement for the transfer of our control has been executed, or if an option or mandate to such effect has been granted, until such information is disclosed to the market;

•	during the 15-day period before the disclosure of our quarterly and annual financial statements required by the CVM; or

•	to the controlling shareholders, our officers, and members of our board of directors, whenever we, or any of our controlling companies, affiliates or companies under common control, are in the process of purchasing or selling shares issued by us.
Restrictions on Certain Activities
     Our by-laws prohibit us from granting financing or guarantees to third parties in transactions outside the ordinary course of our business.
Arbitration
     In accordance with our by-laws, we, our shareholders, directors and members of our fiscal council agree to resolve through arbitration any disputes or controversies that may arise between us relating to or derived from, in particular, the application, validity, enforceability, interpretation or breach (and its effects) of the Novo Mercado listing agreement, Novo Mercado rules, our by-laws, the shareholders’ agreements filed at our headquarters, the Brazilian Corporation Law, the rules published by the CMN, the Central Bank, the CVM, the other rules applicable to the Brazilian capital markets in general or the rules of the Market Arbitration Chamber of the São Paulo Stock Exchange itself, in each case in accordance with the rules of the Market Arbitration Chamber. According to Chapter 12 of these Rules, the parties may consensually agree to use another arbitration chamber or center to resolve their disputes.
Going Private Process
     We may become a private company by decision of any controlling shareholder or group of controlling shareholders only if we or such controlling shareholders conduct a public tender offer to acquire all of our outstanding shares in accordance with the rules and regulations of the Brazilian Corporation Law and CVM regulations. The minimum price offered for the shares in the public tender offer must correspond to the economic value of such shares, as determined by an appraisal report issued by a specialized firm.
     The appraisal report must be prepared by a specialized and independent firm of recognized experience chosen by shareholders representing the majority of the outstanding shares of the shareholders present at the meeting (excluding, for such purposes, the shares held by any controlling shareholder, its partner and any dependents included in the income tax statement (should the controlling shareholder be an individual), treasury shares, shares held by our affiliates and by other companies that are a part of our economic group, as well as blank votes) from a list of three institutions presented by our board of directors. All the expenses and costs incurred in connection with the preparation of the appraisal report must be paid for by the controlling shareholder that wishes to take the company private.
     Shareholders holding at least 10% of our outstanding shares (as adjusted in the manner described in the prior paragraph) may require our management to call an extraordinary shareholders’ meeting to determine whether to perform another valuation using the same or a different valuation method. This request must be made within 15 days following the disclosure of the price to be paid for the shares in the public tender offer and must be justified. The shareholders who make such request, as well as those who vote in its favor, must reimburse us for any costs involved in preparing the new valuation if the new valuation price is not higher than the original valuation price. If the new valuation price is higher than the original valuation price, the public tender offer must be made at the higher price or cancelled, and this decision must be announced to the market in accordance with Brazilian law.
     If our shareholders determine to take us private and at that time we are controlled by a shareholder holding less than 50% of our total share capital or by a shareholder who is not a member of a group of shareholders (as defined in our by-laws), we must conduct the public tender offer, within the limits imposed by law. In this case, subject to applicable regulation, we may only purchase shares from shareholders who have voted in favor of our becoming a private company after purchasing all shares from the other shareholders who voted against going private and who have accepted the public tender offer.
Delisting from the Novo Mercado
     At any time, we may delist our shares from the Novo Mercado, provided that shareholders representing the majority of our shares approve the action and that we give at least 30 days’ written notice to the São Paulo Stock Exchange. The deliberation must specify if the delisting will occur because the securities will no longer be traded on the Novo Mercado, or because we are going private. Our delisting from the Novo Mercado will not result in the loss of our registration as a public company on the São Paulo Stock Exchange.
     If we delist from the Novo Mercado, by deliberation taken at a shareholders’ meeting, our controlling shareholder or group of controlling shareholders must conduct a public tender offer for the acquisition of our outstanding shares. The price per share shall be equivalent to the economic value of those shares as determined in a valuation report prepared by a specialized and independent company of recognized experience, which will be chosen at a shareholders’ meeting from a list of three institutions presented by our board of directors by a majority of the outstanding shares of the shareholders present at the meeting (excluding, for such purposes, the shares held by any controlling shareholder, its partner and dependents included in the income tax statement (should the controlling shareholder be an individual), treasury shares, shares held by our affiliates and by other companies that are a part of our economic group, as well as blank votes). All the expenses and costs incurred in connection with the preparation of the valuation report must be paid by the controlling shareholder undertaking the delisting.
     If we are subject to widespread ownership, our delisting from the Novo Mercado, either for our shares to be traded outside the Novo Mercado or as a result of a corporate reorganization, the shareholders that voted in favor of such resolution must conduct a public tender offer for the acquisition of our shares in accordance with applicable regulations.
     Pursuant to our by-laws, we may also be delisted if the São Paulo Stock Exchange decides to suspend trading of our shares on the Novo Mercado due to our non-compliance with the Novo Mercado regulations. In such a case, the chairman of the board of directors must call a shareholders’ meeting within two days of the determination by the São Paulo Stock Exchange in order to replace all members of our board of directors. If the chairman of the board of directors does not call the shareholders’ meeting, any shareholder may do so. The new board of directors will be responsible for compliance with the requirements that resulted in the delisting.
     Additionally, if we delist from the Novo Mercado (1) as a result of our non-compliance with the Novo Mercado regulations resulting from a decision taken at our shareholders’ meeting, the public tender offer must be conducted by the shareholders who voted in favor of the decision, or (2) as a result of our non-compliance with the Novo Mercado regulations resulting from acts of our management, we must conduct the public tender offer in order to become a private company, within the limits imposed by law.
     Under the Novo Mercado listing regulations, in the event of a transfer of control of our company within 12 months following our delisting from the Novo Mercado, the selling controlling shareholders and the acquirer must offer to acquire the remaining shares for the same price and terms offered to the selling controlling shareholders, adjusted for inflation.
     If our shares are delisted from the Novo Mercado, we will not be permitted to have shares listed on the Novo Mercado for a period of two years after the delisting date, unless there is a change in our control after the delisting from the Novo Mercado.

Widespread Ownership
     There will be widespread control over our activities if such control is exercised by: (1) shareholders that hold less than 50% of our share capital; (2) shareholders that together hold a percentage greater than 50% of our share capital, provided these shareholders have not entered into voting agreements, are not under common control and are not acting in concert; and (3) shareholders that have entered into a shareholders’ agreement which together hold less than 50% of our share capital.
     As set forth in our by-laws, if there is widespread ownership of our shares, then, among other things: (1) in the event we go private, we will be responsible for undertaking a public tender offer at a price corresponding to the economic value set forth in an appraisal report, provided, however, that subject to applicable regulation, we will only be able to purchase the shares owned by shareholders that voted in favor of our becoming a private company after purchasing all shares of the shareholders who voted against going private and who have accepted the public tender offer, (2) in the event we delist from the Novo Mercado as a result of a resolution of the shareholders, shareholders who voted in favor of the delisting will be responsible for conducting the public tender offer at a price corresponding to the economic value set forth in an appraisal report; and (3) in the event we delist from the Novo Mercado as a result of non-compliance with the obligations set forth in its rules, shareholders voting in favor of the decision which resulted in such noncompliance will be responsible for conducting the public tender offer at a price corresponding to the economic value set forth in an appraisal report, provided that if the non-compliance resulted from the actions of our management, we will be responsible for the public offering.
Change of Control
     Under the rules of the Novo Mercado, the direct or indirect sale of our control, in one transaction or in a series of transactions, creates an obligation by the acquirer to complete, subject to applicable regulations, a public tender offer for the acquisition of all other outstanding shares on the same terms and conditions granted to the selling controlling shareholder.
     A public tender offer is also required:
•	when there is an assignment of share subscription rights or rights of other securities convertible into our shares that results in the transfer of our control; or

•	in case of change of control of another company that holds control of the company. In this case, the selling controlling shareholder must inform the São Paulo Stock Exchange of the amount of the purchase price paid for control and provide the corresponding documents.
     In the event we are subject to widespread ownership, the shareholder that acquires control of our company will only be obligated to conduct a public tender offer acquire our remaining shares if there is a sale of a number of shares of our share capital that entitles the acquiring shareholder, directly or indirectly, legally or in fact, effectively to control our business and orient our management. Such situations must be analyzed on a case-by-case basis. The change of control concept provided for in our by-laws and the situations in which the acquiring shareholder is required to make a public tender offer includes and may be broader than the concepts and situations provided for in the Brazilian Corporation Law and in the Novo Mercado listing regulations.
     The acquirer must take all necessary measures to reconstitute the minimum 25% free float required under the Novo Mercado listing regulations within six months of the acquisition.
     The controlling shareholder may not transfer the shares it holds to the purchaser of control, and we may not register the transfer of such shares, if the purchaser fails to execute the Terms of Consent to the Novo Mercado Regulations and the Rules of the Market Arbitration Chamber established by the São Paulo Stock Exchange.

Public Tender Offers
     Any person who acquires or becomes a shareholder through an offering for shares equal to or greater than 20% of the total issued shares should undertake or apply for registration of a takeover bid of all shares of our offering and should comply with CVM rules, the regulations of the São Paulo Stock Exchange, and the provisions of our by-laws.
     The takeover should be (i) sent immediately to all of our shareholders, (ii) put into effect by public auction to be held at São Paulo Stock Exchange and (iii) paid immediately in Brazilian reais. The price for the shares offered may not be less than the greater of (i) the economic value determined by an appraisal report, (ii) 135% of the issue price of our shares in any capital increase carried out through public distribution occurring in the 24 months preceding the date on which the takeover is executed, as updated using the National Extended Consumer Price Index (Índice Nacional de Preços ao Consumidor Ampliado), or “IPCA,” to the date of payment, and (iii) 135% of the average unit price of the shares of our offering during the 30 days prior to the completion of the takeover on the stock exchange where the bulk of the shares are traded.
     For a detailed description of the procedures applicable to takeover bid by increased participation, see Article 37 of our by-laws.
Suspension of Rights of Acquiring Shareholder for Violation of Our By-Laws
     In the event an acquiring shareholder violates the provisions of our by-laws regarding the need to conduct a public tender offer as a result of a change of control or of the purchase of shares representing 20% or more of our share capital, the rights of such acquiring shareholder may be suspended by a decision taken at our shareholders’ meeting. If such a violation occurs, we must hold a shareholders’ meeting and the acquiring shareholder will not be entitled to vote at such meeting.
Purchases of Our Shares by Our Company
     Our by-laws entitle our board of directors to approve the acquisition of our shares. The acquisition of our shares for cancellation or maintenance in treasury may not, among other actions:
•	result in a reduction of our share capital;

•	require the use of resources greater than our retained earnings or reserves (other than the legal reserve, unrealized profit reserve, revaluation reserve, and special mandatory dividend reserves) recorded in our most recent balance sheet;

•	create, directly or indirectly, any artificial demand, supply or share price condition, or use any unfair practice as a result of any action or omission;

•	be conducted during the course of a public tender offer of our shares; or

•	be used to purchase shares not fully paid or held by any controlling shareholder.
     The decision to purchase our own shares must be taken by the board of directors, which shall specify: (1) the purpose of the transaction; (2) the amount of shares to be purchased; (3) the period in which we will proceed with such purchases, not to exceed 365 days; (4) the amount of the free float of our shares; and (5) the financial institutions that will act as intermediaries for such purchases.
     We cannot hold in treasury more than 10% of our total shares, including the shares held by our subsidiaries and affiliates.
     Any acquisition of our shares by our company must be made on a stock exchange unless prior approval for the acquisition outside a stock exchange is obtained from the CVM. The purchase price of any such shares may not exceed their market price. We also may purchase our own shares for the purpose of going private. Moreover, subject to certain limitations, we may acquire or issue put or call options related to our shares.
Reporting Requirements
     We are subject to the reporting requirements established by the Brazilian Corporation Law and the regulations of the CVM. Also, as a result of our listing on the Novo Mercado, we must meet the reporting requirements of the Novo Mercado.
Information Required by the CVM
     Brazilian securities regulations require that a publicly held corporation must provide the CVM and the relevant stock exchanges with the following periodic information:
•	financial statements prepared in accordance with Brazilian GAAP and related management and auditors’ reports, within three months from the end of its fiscal year or on the date in which they are published or made available to shareholders, whichever occurs first, together with the Demonstrações Financeiras Padronizadas (a report on a standard form containing financial information derived from our financial statements required to be filled out by us and filed with the CVM);

•	notices of our annual shareholders’ meeting, on the date of its publication;

•	a summary of the decisions taken at the annual general shareholders’ meeting, on the day the meeting is held;

•	a copy of the minutes of the annual shareholders’ meeting, within ten days of its occurrence;

•	Informações Anuais—IAN (a report on a standard form containing annual corporate, business, and selected financial information), within a month from the date of the annual general shareholders’ meeting; and

•	Informações Trimestrais—ITR (a report on a standard form containing quarterly corporate, business and financial information), together with a special review report issued by our independent auditor, within 45 days from the end of each quarter (except for the last quarter of each year) or upon disclosure of such information to the public if it occurs within 45 days from the end of the relevant quarter.
     In addition to the foregoing, we must also file with the CVM and the São Paulo Stock Exchange the following information:
•	a notice of any extraordinary shareholders’ meeting, on the same date it is published;

•	a summary of the decisions taken at any extraordinary shareholders’ meetings, on the following day;

•	minutes of any extraordinary shareholders’ meeting, within ten days of the date the meeting occurred;

•	a copy of any shareholders’ agreement on the date it is filed with us;

•	any press release giving notice of material facts, on the same date it is published in the press;

•	information on any filing for corporate reorganization, the reason for such filing, special financial statements prepared for obtaining a legal benefit and, if applicable, a plan for payment of holders of debentures, as well as a copy of any judicial decision granting such request, on the same date it is filed and on the date we take notice of the judicial decision, respectively;

•	request for information or notice of bankruptcy, the same day of notice by our company, or the filing of a bankruptcy petition in court, as appropriate; and

•	a copy of any judicial decision granting a bankruptcy request and appointing of a bankruptcy trustee, on the date we take notice of it.
Information Required by the São Paulo Stock Exchange from Companies Listed on the Novo Mercado
     As a Novo Mercado company, we must observe the following additional disclosure requirements:
•	no later than six months following our listing on the Novo Mercado, we must disclose financial statements and consolidated financial statements at the end of each quarter (except the last quarter of each year) and at the end of each fiscal year, including a cash flow statement that must indicate, at a minimum, the changes in our cash and cash equivalents, divided into operating, finance and investment cash flows;

•	as from the date we release our financial statements relating to the second fiscal year following our listing on the Novo Mercado we must, no later than four months after the end of the fiscal year:
•	release our annual financial statements and consolidated financial statements in accordance with U.S. GAAP or IFRS, in reais or U.S. dollars, in the English language, including notes to the financial statements and including information on net profits and net worth calculated at the end of such fiscal year in accordance with Brazilian GAAP, together with a management report and the management proposal for the allocation of net profits and our independent auditors’ report; or

•	disclose, in the English language, the complete financial statements, management reports and notes to the financial statements prepared in accordance with the Brazilian Corporation Law, accompanied by an additional explanatory note reconciling the year-end results and net worth calculated in accordance with Brazilian GAAP and U.S. GAAP or IFRS, as the case may be, which must include the principal differences between the accounting principles used, as well as the independent auditors’ report; and
•	as from the date we release our first financial statements prepared as provided above, no more than 15 days following the period established by law for the publication of quarterly financial information, we must:
•	disclose, in its entirety, our quarterly financial information translated into the English language; or

•	disclose our financial statements and consolidated financial statements in accordance with U.S. GAAP or IFRS, accompanied by the independent auditors’ report.
     Due to the listing of our shares on the Novo Mercado, we must disclose the following information, pursuant to the Novo Mercado regulations, with our quarterly information (Informações Trimestrais):
•	our consolidated balance sheet, consolidated statement of income, and a discussion and analysis of our consolidated performance;

•	any direct or indirect ownership interest exceeding 5% of our share capital, looking through to any ultimate individual beneficial owner,

•	the number and characteristics of our shares held directly or indirectly by any controlling shareholders and members of our board of directors, board of executive officers and fiscal council;

•	changes in the numbers of our shares held by any controlling shareholders and members of our board of directors, board of executive officers and fiscal council in the immediately preceding 12 months;

•	our cash flow statement and consolidated cash flow statement, together with an explanatory note thereto;

•	the number of shares constituting our free float and their percentage in relation to the total number of issued shares; and

•	if we are party to an arbitration agreement for dispute resolution.
     Information relating to the ownership interest exceeding five percent of our share capital, the number and characteristics of our shares directly or indirectly held by any controlling shareholders and members of the board of directors, board of executive officers and fiscal council, changes in the number of securities held by such persons within the immediately preceding 12 months, the number of free float shares and their respective percentage in relation to the total number of shares issued and disclosure of whether we are party to an arbitration agreement for dispute resolution must also be included in our annual report (Informações Anuais—IAN).
Information Regarding Any Trading Carried Out by Any Controlling Shareholders, Members of Our Board of Directors, Our Board of Executive Officers or Members of Our Fiscal Council
     Pursuant to the rules of the CVM and the Novo Mercado, any controlling shareholders, officers, directors, members of the fiscal council, if active, and members of any other technical or advisory committee created by our by-laws, must disclose to us, the CVM and the São Paulo Stock Exchange information in connection with the total amount and characteristics of our securities owned, directly or indirectly, or any derivatives with reference to such securities, as well as any subsequent trading of such securities and derivatives. In the case of individuals, this information must also include securities held by the spouse, companion or dependents of such persons and be included in the annual income tax statement of the controlling shareholder, officer, director or member of the fiscal council. This information must be communicated to the CVM and the São Paulo Stock Exchange by the Investor Relations Officer within ten days after the end of each month.
     In addition, any controlling shareholders, our shareholders who have caused the election of members of our board of directors or fiscal council, as well as any individual, legal entity or group of persons acting jointly that holds directly or indirectly 5% or more of our shares must provide to us, the CVM and the São Paulo Stock Exchange the following information:
•	the name and qualifications of the person acquiring the shares or other securities;

•	the amount, price, type, and/or class, in the case of acquired shares, or characteristics, in the case of other securities;

•	the form of acquisition (private placement, purchase through a stock exchange, among others);

•	the reason and purpose of the acquisition; and

•	information on any agreement regarding the exercise of voting rights or the purchase and sale of our securities.
     The disclosure requirement referred to above will also apply to any person or group of persons acting jointly holding participations equal to or in excess of five percent each time such person increases or decreases its participation in our shares by an amount equal to 5% of our shares.

Disclosure of Material Developments
     According to Law No. 6,385 of December 7, 1976 and subsequent amendments, and the rules published by the CVM, we must disclose any material development related to our business to the CVM and to the São Paulo Stock Exchange and must publish a notice of the material development. A development is deemed to be material if it impacts the price of our securities, the decision of investors to trade in our securities or the decision of investors to exercise any rights as holders of any of our securities. Under special circumstances, we may request confidential treatment of certain material developments from the CVM when our management believes that public disclosure could result in adverse consequences to us.
Public Meeting with Analysts
     Novo Mercado regulations require that our company conduct a public meeting with analysts and any other interested parties at least once a year to disclose information regarding the company’s economic and financial situation, its projects and its expectations.
Annual Calendar
     Novo Mercado regulations require that companies and their management, by the end of January of each year, disclose an annual calendar, and send a copy to the São Paulo Stock Exchange, containing all scheduled corporate events, company information, the time and place of such events and the date when the information relating to these events will be disclosed and sent to the São Paulo Stock Exchange. Amendments to the calendar must be communicated to the São Paulo Stock Exchange.
Trading on Stock Exchanges
     Our shares trade on the Novo Mercado segment of the São Paulo Stock Exchange under the symbol “PRGA3.” The CVM and the São Paulo Stock Exchange have discretionary authority to suspend trading in shares of a particular issuer under certain circumstances.
     Settlement of transactions on the São Paulo Stock Exchange occurs three business days after the trade date. Delivery of and payment for shares is made through the facilities of an independent clearinghouse. The clearinghouse for São Paulo Stock Exchange is the CBLC. The CBLC is the central counterparty for transactions effected on the São Paulo Stock Exchange, carrying out multi-party settlement for financial obligations and securities transfers. Under the regulations of the CBLC, financial settlement is carried out through the Reserve Transfer System of the Central Bank (Sistema de Transferência de Reservas). The settlement of trades of shares is carried out in the custodial system of the CBLC. All deliveries against final payment are irrevocable.
Stock Option Programs
     At the date hereof, our company does not have a stock option program for the acquisition of shares and other instruments or securities issued by our company. However, in the event our company does establish a program of this type, we must disclose it and provide the São Paulo Stock Exchange and the CVM with a copy.
Agreements Within Our Group
     According to the Novo Mercado regulations, our company must disclose and send the São Paulo Stock Exchange information relating to any agreements entered into by our company with our controlled companies and affiliates, officers and any controlling shareholders, and, moreover, any agreements entered into by our company with controlled companies and affiliates of the officers and controlling shareholders as well as other companies that, together with these persons, compose a single group, in fact or in right, provided that such agreements, whether or not they involve one single agreement or successive agreements or the same or different purposes, have a value greater than or equal to R$0.2 million or 1% of our net equity in any period of one year, whichever is greater.

     The information disclosed should include a description of the purpose of the relevant agreement, its term, value, termination provisions and any influence that this agreement may have over the management and operations of our company.
Regulation of Foreign Investment
     Investors residing outside Brazil, including institutional investors, are authorized to purchase equity instruments, including our common shares, on the São Paulo Stock Exchange, provided that they comply with the registration requirements set forth in Resolution No. 2,689 and CVM Instruction No. 325.
     With certain limited exceptions, Resolution No. 2,689 investors are permitted to carry out any type of transaction in the Brazilian capital markets involving a security traded on a stock, future or organized over-the-counter market, but may not transfer the ownership of investments made under Resolution No. 2,689 to other non Brazilian holders through private transactions. Investments and remittances outside Brazil of gains, dividends, profits or other payments under our common shares are made through the foreign exchange market.
     In order to become a Resolution No. 2,689 investor, an investor residing outside Brazil must:
•	appoint at least one representative in Brazil who will be responsible for complying with registration an reporting requirements and procedures with the Central Bank and the CVM. If the representative is an individual or a non-financial company, the investor must also appoint an institution duly authorized by the Central Bank that will be jointly and severally liable for the representative’s obligations;

•	complete the appropriate foreign investor registration form;

•	register as a foreign investor with the CVM;

•	register the foreign investment with the Central Bank;

•	appoint a tax representative in Brazil; and

•	obtain a taxpayer identification number from the Brazilian federal tax authorities.
     Securities and other financial assets held by foreign investors pursuant to Resolution No. 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM. In addition, securities trading by foreign investors is generally restricted to transactions on the São Paulo Stock Exchange or in organized over-the-counter markets licensed by the CVM.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES
The Bank of New York, as depositary, will execute and deliver the ADRs in respect of our common stock. Each ADR is a certificate evidencing a specific number of ADSs. Each ADS will represent two common shares (or a right to receive two common shares) deposited with the principal São Paulo office of Banco Itaú S.A., as custodian for the depositary in Brazil. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The depositary’s office at which the ADRs will be administered is located at 101 Barclay Street, New York, New York 10286.
Investors may hold ADSs either directly (by having an ADR registered in their name) or indirectly through their broker or other financial institution. If an investor holds ADSs directly, it is an ADR holder (a “holder” and “holders”). This description assumes a holder holds its ADSs directly. If it holds the ADSs indirectly, a holder must rely on the procedures of its broker or other financial institution to assert the rights of ADR holders described in this section. Holders should consult with their brokers or financial institutions to find out what those procedures are.
We will not treat holders as one of our shareholders and holders will not have shareholder rights. Brazilian law governs shareholder rights. The depositary will be the holder of the common shares underlying the ADSs. As a holder of ADRs, holders will have ADR holder rights. A deposit agreement among us, the depositary and ADR holders, and the beneficial owners of ADRs sets out ADR holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADRs.
The following is a summary of the material provisions of the deposit agreement. For more complete information, holders should read the entire deposit agreement and the form of ADR.
Dividends and Other Distributions
How will holders receive dividends and other distributions on the shares?
The depositary has agreed to pay to holders the cash dividends or other distributions it or the custodian receives on common shares or other deposited securities, after deducting its fees and expenses described below. Holders will receive these distributions in proportion to the number of common shares their ADSs represent.
•	Cash. The depositary will convert any cash dividend or other cash distribution we pay on the common shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADR holders to whom it is possible to do so. The depositary will hold the foreign currency it cannot convert for the account of the ADR holders who have not been paid and will not invest the foreign currency. The depositary will not be liable for any interest.

•	Before making a distribution, the depositary will deduct any withholding taxes that must be paid. It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, holders may lose some or all of the value of the distribution.

•	Shares. The depositary may distribute additional ADSs representing any common shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell common shares, which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new common shares.

•	Rights to purchase additional common shares. If we offer holders of our securities any rights to subscribe for additional common shares or any other rights, the depositary may make these rights available to holders. If the depositary decides it is not legal and practical to make the rights available, but that it is practical to sell the rights, the depositary will use reasonable efforts to sell the rights and distribute the proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, holders will receive no value for them.
If the depositary makes rights to purchase common shares available to holders, it will exercise the rights and purchase the common shares on holders’ behalf. The depositary will then deposit the shares and deliver ADSs to holders. The depositary will only exercise rights if a holder pays it the exercise price and any other charges the rights require holders to pay.
U.S. securities laws may restrict transfers and cancellation of the ADSs representing common shares purchased upon exercise of rights. For example, holders may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADRs described in this section except for changes needed to put the necessary restrictions in place.
•	Other Distributions. The depositary will send to holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to holders unless it receives satisfactory evidence from us that it is legal to make that distribution.
The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders. We have no obligation to register ADSs, common shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADRs, common shares, rights or anything else to ADR holders. This means that holders may not receive the distributions we make on our common shares or any value for them if it is illegal or impractical for us to make them available to holders.
Deposit, Withdrawal and Cancellation
The depositary will deliver ADSs if a holder or its broker deposits common shares or evidence of rights to receive common shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names a holder requests and will deliver the ADRs at its office to the persons requested.
If a holder surrenders ADSs to the depositary, upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the common shares and any other deposited securities underlying the surrendered ADSs to such holder or a person it designates at the office of the custodian. Or, at such holder’s request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible.
Voting Rights
Holders may instruct the depositary to vote the shares underlying their ADRs. If we ask for instructions, the depositary will notify holders of the upcoming vote and arrange to deliver our voting materials to the holders. The materials will describe the matters to be voted on and explain how holders may instruct the depositary to vote the shares or other deposited securities underlying their ADRs as they direct by a specified date. For instructions to be valid, the depositary must receive them on or before the date specified. The depositary will try, as far as practical, subject to Brazilian law and the provisions of our by-laws, to vote or to have its agents vote the shares or other deposited securities as a holder instructs. Otherwise, holders will not be able to exercise their rights to vote unless they withdraw the shares. However, a holder may not know about the meeting far enough in advance to withdraw the shares. We will use our best efforts to request that the depositary notify holders of upcoming votes and ask for their instructions.

Fees and Expenses

Persons depositing common shares or ADR	For:
holders must pay:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• Issuance of ADSs, including issuances resulting from a distribution of common shares or rights or other property

• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.02 (or less) per ADS (to the extent not prohibited by the rules of any stock exchange on which the ADSs are listed for trading)	• Any cash distribution to holders, except distributions of cash dividends

A fee equivalent to the fee that would be payable if securities distributed to holders had been common shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADR holders

$.02 (or less) per ADS per calendar year, subject to our consent (to the extent not prohibited by the rules of any stock exchange on which the ADSs are listed for trading)	• Depositary services

Registration or transfer fees	• Transfer and registration of common shares on our common share register to or from the name of the depositary or its agent when a holder deposits or withdraws common shares.

Expenses of the depositary in converting foreign currency to U.S. dollars

Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

Taxes and other governmental charges the depositary or the custodian has to pay on any ADR or common share underlying an ADR, for example, stock transfer taxes, stamp duty or withholding taxes

Payment of any other charges payable by the depositary, any of the depositary’s agents, including the depositary’s custodian, or the agents of the depositary’s agents in connection with the servicing of shares underlying the American Depositary Shares or other deposited securities

Payment of Taxes
The depositary may deduct the amount of any taxes owed from any payments to holders. It may also sell deposited securities, by public or private sale, to pay any taxes owed. Holders will remain liable if the proceeds of the sale are not enough to pay the taxes. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to holders any proceeds, or send to holders any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers
If we:
•	Change the nominal or par value of our common shares

•	Reclassify, split up or consolidate any of the deposited securities

•	Distribute securities on the common shares that are not distributed to holders

•	Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action then the cash, shares or other securities received by the depositary will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities. The depositary may distribute some or all of the cash, shares or other securities it received. It may also deliver new ADRs or ask holders to surrender their outstanding ADRs in exchange for new ADRs identifying the new deposited securities.
Amendment and Termination
We may agree with the depositary to amend the deposit agreement and the ADRs without holders’ consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADR holders, it will not become effective for outstanding ADRs until 30 days after the depositary notifies ADR holders of the amendment. At the time an amendment becomes effective, holders are considered, by continuing to hold their ADRs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.
The depositary will terminate the deposit agreement if we ask it to do so. The depositary may also terminate the deposit agreement if the depositary has told us that it would like to resign and we have not appointed a new depositary bank within 60 days. In either case, the depositary must notify you at least 30 days before termination.
After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: (a) advise holders that the deposit agreement is terminated, (b) collect distributions on the deposited securities, (c) sell rights and other property, and (d) deliver common shares and other deposited securities upon cancellation of ADRs. One year after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADR holders that have not surrendered their ADRs. It will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash. After termination our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.
Limitations on Obligations and Liability
Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADRs
The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:
•	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

•	are not liable if either of us is prevented or delayed by law or circumstances beyond our control from performing our obligations under the deposit agreement;

•	are not liable if either of us exercises discretion permitted under the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADRs or the deposit agreement on your behalf or on behalf of any other party; and

•	may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party.
In the deposit agreement, we agree to indemnify the depositary for acting as depositary, except for losses caused by the depositary’s own negligence or bad faith, and the depositary agrees to indemnify us for losses resulting from its negligence or bad faith.
Requirements for Depositary Actions
Before the depositary will deliver or register a transfer of an ADR, make a distribution on an ADR, or permit withdrawal of common shares, the depositary may require:
•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any common shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.
The depositary may refuse to deliver ADSs or register transfers of ADSs generally when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.
Holders’ Rights to Receive the Common Shares Underlying their ADRs
Holders have the right to surrender their ADSs and withdraw the underlying common shares at any time except:
•	When temporary delays arise because: (1) the depositary has closed its transfer books or we have closed our transfer books; (2) the transfer of common shares is blocked to permit voting at a shareholders’ meeting; or (3) we are paying a dividend on our common shares.

•	When a holder owes money to pay fees, taxes and similar charges.

•	When it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADRs or to the withdrawal of common shares or other deposited securities. This right of withdrawal may not be limited by any other provision of the deposit agreement.
Pre-Release of ADRs
The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying common shares. This is called a pre-release of the ADSs. The depositary may also deliver common shares upon cancellation of pre-released ADSs (even if the ADSs are surrendered before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying common shares are delivered to the depositary. The depositary may receive ADRs instead of common shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (a) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer owns the common shares or ADSs to be deposited; (b) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (c) the depositary must be able to close out the pre-release on not more than five business days’ notice. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so. We intend to limit pre-release at our discretion.

ITEM 2. EXHIBITS

Exhibit
No.	Exhibit

3.(ii)	Bylaws of the Company (English Translation)

4.1	Deposit Agreement among Perdigão S.A., The Bank of New York Mellon, as Depositary and the Owners and Beneficial Owners of American Depositary Shares, dated as of July 17, 1997, as amended and restated as of June 26, 2000, as further amended and restated as of September 28, 2000 and as further amended and restated as of July 6, 2009 (incorporated herein by reference to Exhibit 1 to the Report on Form F-6, dated June 24, 2009, SEC File No. 333-160191)

99.1	Rules of the Novo Mercado (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form 8-A, dated March 27, 2006, SEC File No. 001-15148)

SIGNATURE
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration to be signed on its behalf by the undersigned, thereto duly authorized.

BRF — BRASIL FOODS S.A. Date: July 9, 2009
By:	/s/ José Antonio do Prado Fay
	Name:	José Antonio do Prado Fay
	Title:	CEO

By:	/s/ Leopoldo Viriato Saboya
	Name:	Leopoldo Viriato Saboya
	Title:	CFO

INDEX TO EXHIBITS

Exhibit
No.	Exhibit

3.(ii)	Bylaws of the Company (English Translation)

4.1	Deposit Agreement among Perdigão S.A., The Bank of New York Mellon, as Depositary and the Owners and Beneficial Owners of American Depositary Shares, dated as of July 17, 1997, as amended and restated as of June 26, 2000, as further amended and restated as of September 28, 2000 and as further amended and restated as of July 6, 2009 (incorporated herein by reference to Exhibit 1 to the Report on Form F-6, dated June 24, 2009, SEC File No. 333-160191)

99.1	Rules of the Novo Mercado (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form 8-A, dated March 27, 2006, SEC File No. 001-15148)